April 21, 2009

Via EDGAR
---------

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re       Aspen Exploration Corporation
                  Preliminary Schedule 14A, Amendment No. 1 Filed April 7, 2009 File No. 0-09494

Dear Mr. Schwall:

         On behalf of our client, Aspen Exploration Corporation ("Aspen" or the "Company"), set forth below is the Company's response to the Securities and Exchange Commission's (the "Commission") comments provided in your letter, dated April 17, 2009 regarding the amended Preliminary Schedule 14A filed by Aspen on April 7, 2009 (the "Proxy Statement"). Aspen has further revised the Proxy Statement and filed an amended Proxy Statement concurrently with this correspondence.

Comment: Preliminary Schedule 14A, Amendment No. 1, Filed April 7, 2009
         --------------------------------------------------------------

          1. We reissue the second sentence of our prior comment 4. Please revise the form of proxy accordingly.

         Response: As stated in our prior response letter, Aspen is concerned with setting forth a "percentage" since (after the completion of the proposed transaction with Venoco) Aspen will retain its interest in a gold project in Alaska. As stated in the Proxy Statement, this project is not material to Aspen and has no value on Aspen's balance sheet. Nevertheless, to respond directly to your comment and as discussed with Mr. Gholson on April 17, 2009, Aspen has revised the form of proxy by adding the following as the last sentence to the proposal description on the form of proxy:

           SUCH ASSETS CONSTITUTE SUBSTANTIALLY ALL OF OUR NON-CURRENT
                     ASSETS REMAINING ON OUR BALANCE SHEET.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
April 21, 2009
Page 2

Aspen also made corresponding revisions to the Proxy Statement to replace the reference "non-cash assets," to a more accurate term, "non-current assets" to describe that the assets to be sold to Venoco constitute substantially all of Aspen's remaining non-current assets on its balance sheet.

Comment:   Notes to Pro Forma Financial Statements of Aspen Exploration
           ------------------------------------------------------------
           Corporation
           -----------

           Note B
           ------

          2. Please explain why you have made a pro forma adjustment to eliminate accrued assets and liabilities related to oil and gas operations. As noted in your introductory disclosure, the balance sheet is presented as if the transaction occurred as of the date of the balance sheet. It is unclear why the accounts receivable and payable balances that are a result of the activity prior to the balance sheet date, the date of the transaction, would not continue to be outstanding.

Response: The Purchase and Sale Agreement (the "PSA") is dated February 18, 2009, but the sale is to be effective as of December 1, 2008. As such, the parties are intending that the economic effect of the transaction will be as of December 1, 2008, and upon closing of the transaction the PSA provides that Venoco will assume certain of the sellers' obligations with respect to the assets being acquired by Venoco, and also have the right to certain accrued assets with respect to the assets being acquired. In each case Venoco will assume the assets and liabilities as of December 1, 2008.

         Therefore, in accordance with the terms of the PSA, the pro forma financial statements assume that the purchase price for the asset sale will be adjusted for outstanding receivables and payables as of December 1, 2008, and they will no longer be assets and liabilities of Aspen on December 31, 2008 (after the effective date of the asset sale). Aspen did not adjust its cash reported in the balance sheet for this assumption as the amount of the net difference between the receivables and payables is approximately $142,000, which Aspen considered to be immaterial and conservative in the event there are other costs associated with the asset sale that would cause an adjustment to the purchase price (as disclosed in the PSA).

         To make this clearer, we have added the following sentence to the introductory disclosure of the pro forma financial statements.

         However, if the asset sale is completed the effective date of the transaction will be December 1, 2008, meaning that the economic effect of the transaction would be as of that date.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
April 21, 2009
Page 3

Comment:  Notes C and D
          -------------
          3. Disclose the rate used to calculate the pro forma tax adjustment and state, if true, that the rate used is the statutory rate in effect during the periods presented. Refer to Rule 11-02(b), Instruction (7).

Response: The actual rate used for the pro forma tax adjustment is based on statutory rates and was adjusted for the effects of known approximate depletion and net operating loss carry-forwards as of December 31, 2008. The adjusted rate is 37.44% compared to statutory rate of 41.79%. This difference results in a net difference of $29,500, which Aspen considers to be immaterial.

          4. Please tell us where you have reported the pro forma adjustment for the income tax related to the sale transaction.

Response: Please see Note C to the pro forma financial information which contains disclosure of the pro forma adjustment for the income tax related to the proposed asset sale. The current tax provision equals the approximate amount of current income tax payable on the sale. The deferred provision is adjusted to reflect the effects of the asset disposition.


Comment:  Form 8-K Filed February 19, 2009
          --------------------------------

          5. We note your response to our prior comment 8. Please provide us on a supplemental basis with the omitted schedules and exhibits, including Exhibit C. We remind you of the last sentence of Item 601(b)(2) of Regulation S-K. We may have additional comments.

Response: On April 17, 2009, on a supplemental basis Aspen sent the Commission (specifically Mr. Gholson) via overnight courier all of the exhibits, schedules and annexes to the PSA. The PSA, along with certain of the exhibits, was filed along with Aspen's Form 8-K filed on February 19, 2009.

         As described in our April 7, 2009 letter to the Commission, along with the information described in the Proxy Statement, Aspen believes that it has filed all material portions of the PSA and its annexes, exhibits and schedules with the Form 8-K filed on February 19, 2009. Exhibit C to the PSA consists of two exhibits (C-1 and C-2) which set forth the allocation of the total purchase price for the assets among the different oil and gas properties that comprise the assets and the ownership interests of various persons and entities that own interests in the assets being acquired by Venoco and the total amount of the purchase price being allocated to each person or entity.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
April 21, 2009
Page 4

         Aspen did not include either Exhibit C-1 or C-2 with the Form 8-K because it believes that the exhibit contains private information about the various persons and entities that have interests in the assets being sold to Venoco. None of those persons have specifically consented to disclosure, and not all of those persons have agreed to participate in the transaction. Moreover, Aspen determined that the only material information from Exhibit C is the interest of the Aspen affiliates in the asset sale other than directly through Aspen as stockholders. We have set this information forth in detail in the Proxy Statement in several places, and previously in the Form 8-K (although in a more general form). Consequently, Aspen does not believe the balance of the information included in Exhibit C-1 or C-2 is material to an investment decision by Aspen's stockholders. Aspen further believes that the original filing of the Form 8-K contained all annexes, exhibits and schedules that are material to a stockholder's investment decision.

         Aspen believes that the original filing of the Form 8-K complied with the requirements of last sentence of Item 601(b)(2) of Regulation S-K in that the PSA itself contained a list of the annexes, exhibits and schedules, and the list was descriptive as to the content of the annexes, exhibits and schedules. The last sentence of Item 601(b)(2) specifically requires that "the plan [in this case, the PSA] filed shall contained a list . . .." Nevertheless, if you deem it appropriate, Aspen will file an amendment to the Form 8-K that, while redundant with the information already filed, contains a specific list and summary description.

         We hope we have adequately addressed your comments. Please contact me or Peter F. Waltz, Esq. at 303-796-2626 if you need more information.

                                                     Very truly yours,

                                                     /s/ Herrick K. Lidstone
                                                     ---------------------------
                                                     Herrick K. Lidstone Jr.
                                                     For the Firm

cc:      Kevan Hensman, Aspen Exploration Corporation
         J. Davis
         M. Wojciechowski
         T. Levenberg
         N. Gholson